SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*


                            PROGRESS FINANCIAL CORPORATION
                                   (Name of Issuer)


                       COMMON STOCK, $1.00 PAR VALUE PER SHARE
                            (Title of Class of Securities)


                                     743266 10 8
                                    (CUSIP Number)



                                    W. Kirk Wycoff
                            Progress Financial Corporation
                              Plymouth Meeting Executive
                                        Campus
                               600 East Germantown Pike
                            Plymouth Meeting, Pennsylvania
                                        19642
                                    (610) 825-8800
          (Name, Address, Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                     July 5, 1995
               (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




                                  Page 1 of 7 Pages

                                         13D
           CUSIP No.  743266 10 8                 Page 2 of 7 Pages



             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 W. Kirk Wycoff

             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                      (b) [ ]


             3   SEC USE ONLY


             4   SOURCE OF FUNDS*

                 PF

             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

              NUMBER OF       7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY            165,655
            OWNED BY EACH
              REPORTING       8     SHARED VOTING POWER
             PERSON WITH
                                     7,000

                              9     SOLE DISPOSITIVE POWER

                                    165,655

                              10    SHARED DISPOSITIVE POWER

                                    7,000

            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 172,655


            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES*


            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.08

            14   TYPE OF REPORTING PERSON*

                 IN

                                         13D
           CUSIP No.  743266 10 8                 Page 3 of 7 Pages


          Item 1.  Security and Issuer
          ----------------------------


               The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $1.00 par value per share ("Common Stock"), of Progress Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is Plymouth Meeting Executive Campus, 600 East Germantown Pike, Plymouth Meeting, Pennsylvania 19642.



          Item 2.  Identity and Background
          --------------------------------


                    (a)  W. Kirk Wycoff ("Reporting Person").

                    (b) The Reporting Person's business address is the Issuer's principal executive office, Plymouth Meeting Executive Campus, 600 East Germantown Pike, Plymouth Meeting, Pennsylvania 19642.

                    (c) The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer.

                    (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                    (f)  The Reporting Person is a United States citizen.


          Item 3.  Source and Amount of Funds or Other Consideration
          ----------------------------------------------------------


                    The Reporting Person acquired 1,000 shares of Common Stock on July 5, 1995 at $5.125 per share for an aggregate purchase price of $5,125. The funds for this purchase were derived from personal funds. The Reporting Person also has

                                         13D
           CUSIP No.  743266 10 8                 Page 4 of 7 Pages



          been granted options to purchase an aggregate of 117,500 shares of Common Stock pursuant to the Issuer's Key Employee Stock Compensation Program which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person. As of the date hereof, the Reporting Person also holds options to purchase 27,500 shares of Common Stock which vest and become exercisable after 60 days of the date hereof (options to purchase 1,250 shares vest and become exercisable monthly) and warrants to purchase 12,500 shares of Common Stock which become exercisable after 60 days of the date hereof.


          Item 4.  Purpose of Transaction
          -------------------------------


                    The Reporting Person is presently the Chairman of the Board, President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

                    The Reporting Person has been informed that in order to
          acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require him to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

                    The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member, including the currently proposed merger of the Issuer's subsidiary, Progress Federal Savings Bank, with Roxborough-Manayunk Federal Savings Bank in connection with the conversion of FJF Financial, M.H.C. from the mutual form) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                                         13D
           CUSIP No.  743266 10 8                 Page 5 of 7 Pages


          (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.



          Item 5.  Interest in Securities of the Issuer
          ---------------------------------------------


                    (a) The Reporting Person beneficially owns 172,655 shares of Common Stock which represents approximately 5.08% of the outstanding shares of Common Stock. At the date hereof, 3,280,000 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

                    (b) The Reporting Person has sole voting and dispositive power with respect to 165,655 shares of Common Stock (which include 117,500 shares of Common Stock which may be purchased upon the exercise of stock options). The Reporting Person has shared voting and dispositive power with respect to 7,000 shares of Common Stock held jointly by the Reporting Person with or for the benefit of the Reporting Person's immediate family.

                    (c) The number of shares of Common Stock beneficially owned by the Reporting Person include options to purchase 2,500 shares of Common Stock not presently exercisable (options for 1,250 shares become exercisable on August 31, 1995 and options for 1,250 shares become exercisable on September 30, 1995; thus, such shares are deemed to be beneficially owned by the Reporting Person as the date hereof). Other than the purchase of 1,000 shares of Common Stock on July 5, 1995 as reported in Item 3 and the vesting of options to purchase Common Stock, the Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

                    (d)  Not Applicable.

                    (e)  Not Applicable.

                                         13D
           CUSIP No.  743266 10 8                 Page 6 of 7 Pages


          Item 6.  Contracts, Arrangements, Understandings or Relationships
          -----------------------------------------------------------------
          with Respect to Securities of the Issuer
          ----------------------------------------


                    The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and outstanding subordinated debt and warrants. The Reporting Person is the Chairman of the Board of Directors of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.



          Item 7.  Material to be Filed as Exhibits
          -----------------------------------------


               Not applicable.

                                         13D
           CUSIP No.  743266 10 8                 Page 7 of 7 Pages



                                      Signatures


               After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                                  /s/W. Kirk Wycoff
                                                  -------------------------
                                                  W. Kirk Wycoff




                                                  Date:  August  4, 1995